Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876


                                October 28, 2005


                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY


VIA EDGAR AND OVERNIGHT DELIVERY
Filing Desk Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20005

Attention:  Kathleen Collins, Accounting Branch Chief

      RE:   Magnitude Information Systems, Inc. (the "Company")
            Form 10-KSB for the Fiscal Year Ended
            December 31, 2004
            Filed March 30, 2005
            File No. 000-32485

Dear Ms. Collins:

      On behalf of the Company, we are filing today Amendment No. 1 to the Company's Form 10-KSB for the fiscal year ended December 31, 2004, previously filed with the Commission on March 31, 2005 (the "10-KSB Amendment"), and Amendments Nos 1 to the Company's Form 10-QSBs for the quarters ended March 31, 2005, previously filed with the commission on May 16, 2005 (the "March 10-QSB Amendment") and June 30, 2005, previously filed with the Commission on August 15, 2005 (the "June 10-QSB Amendment") via Edgar and in response to those comments set forth in the Staff's letters to Mr. Steven D. Rudnik, President of the Company, dated September 8, 2005 and October 21, 2005, respectively. Please be advised that the Company is also filing today via Edgar its current report on Form 8-K, addressing the Item 4.02 concerns raised by the Staff in its Comment No. 5 of its October 21, 2005 letter (the "4.02 Form 8-K").

      For the convenience of the Staff's review, we are enclosing three (3) paper copies of the 10-KSB Amendment, the March 10-QSB Amendment and the June 10-QSB Amendment marked to indicate changes made to the original filing, together with copies of the Staff's letters to the Company, dated September 8, 2005 and October 21, 2005, which contain or restate seven comments. We have also enclosed three (3) paper copies of the Item 4.02 Form 8-K

Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
October 28, 2005
Page 2

The Company's responses to the Staff's comments set forth in the Staff letters, dated October 6, 2005 and October 21, 2005, respectively, are as follows:

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 3

1. PLEASE REFER TO COMMENT 1 OF OUR LETTER DATED SEPTEMBER 8, 2005. WE NOTE IN YOUR RESPONSE THAT YOU BELIEVE THAT YOU HAVE PROPERLY REFLECTED THE STOCK BASED COMPENSATION AS ONE LINE ITEM IN YOUR CONSOLIDATED STATEMENTS OF OPERATIONS AS ALL RELATE TO SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. AS NOTED IN OUR PREVIOUS COMMENT, STOCK BASED COMPENSATION RELATED TO SELLING, GENERAL AND ADMINISTRATIVE EXPENSES CAN CONTINUE TO BE SHOWN AS ONE LINE ITEM IN YOUR STATEMENT OF OPERATIONS. HOWEVER, YOU MUST PROVIDE EITHER A FOOTNOTE DISCLOSURE OR DISCLOSURE BELOW YOUR STATEMENT OF OPERATIONS INDICATING THAT ALL OF YOUR STOCK BASED COMPENSATION RELATES TO SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. REVISE YOUR PRESENTATION BY ALLOCATING THE TOTAL AMOUNT OF STOCK BASED COMPENSATION EXPENSE TO THE SELLING, GENERAL AND ADMINISTRATIVE EXPENSE LINE ITEM OR PROVIDE THE APPROPRIATE DISCLOSURE ON THE FACE OF THE STATEMENTS OF OPERATIONS OR IN A FOOTNOTE INDICATING THAT SUCH STOCK BASED COMPENSATION RELATES SOLELY TO SELLING, GENERAL AND ADMINISTRATIVE EXPENSE.

      Pursuant to the Staff's comment, we have provided appropriate disclosure on the face of the statements of operations in the restated financial statements contained in the Form 10-KSB Amendment, the March 10-QSB
      Amendment, and in the June 10-QSB Amendment, indicating that all of the Company's stock based compensation relates solely to selling, general and administrative expense.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SECURITIES ISSUED FOR SERVICES, PAGE 10

2. PLEASE REFER TO COMMENT 2 AND 3 OF OUR LETTER DATED SEPTEMBER 8, 2005. WE ARE UNABLE TO CONCLUDE ON YOUR RESPONSE AS IT RELATES TO THE FAIR VALUE OF YOUR OPTIONS/WARRANTS ISSUED TO NON-EMPLOYEES AND EMPLOYEES FOR SERVICES UNTIL YOUR AMENDMENT WITH THE REVISED FINANCIAL STATEMENTS AND
      DISCLOSURES. PLEASE ENSURE THAT WHEN YOU FILE THE AMENDED EXCHANGE ACT REPORTS YOU SUPPLEMENTALLY PROVIDE THE STAFF WITH DETAILED SUPPORT TO YOUR REVISIONS, INCLUDING THE ADJUSTMENTS TO PERIODS PRIOR TO JANUARY 1, 2003.

      In response to the Staff's comment, please be advised that management, in consultation with its independent registered accountants, Rosenberg Rich Baker Berman & Company of Bridgewater, New Jersey, has recently determined to reclassify certain beneficial conversion rights and deferred compensation, and to revalue its options and warrants issued to

Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
October 28, 2005
Page 3

      non-employees and employees for services rendered at the average public market price on the dates of issuance for the reasons set forth in its
      Item 4.02 Form 8-K, a hard copy of which is included with this correspondence. As disclosed, Company management originally applied a 50% discount to these securities when determining their fair value, using the Black Scholes pricing model. Company management had initially relied upon expert advice received but has now restated its financial results, eliminating the 50% discount. A detailed schedule of information which supports our revisions, including the adjustments to periods prior to January 1, 2003, is attached to this correspondence.

3. PLEASE REFER TO COMMENT 4 OF OUR LETTER DATED SEPTEMBER 8, 2005. WE REISSUE OUR PREVIOUS COMMENT TO PROVIDE US WITH A SCHEDULE OF OPTIONS/WARRANTS GRANTED IN EXCHANGE FOR SERVICES TO BOTH EMPLOYEES AND NON-EMPLOYEES THAT INCLUDES (A) THE DATE OF GRANT, (B) THE NUMBER OF OPTION GRANTED, (C) THE NAME OF THE RECIPIENT, AND (D) THE FAIR VALUE OF THE OPTIONS/WARRANTS AND THE ASSUMPTIONS AND METHOD USED TO DETERMINE SUCH VALUE. THIS SCHEDULE SHOULD BE PROVIDED FOR EACH PERIOD IN WHICH AN INCOME STATEMENT IS PRESENTED, INCLUDING THE INTERIM PERIOD THROUGH THE DATE OF YOUR RESPONSE.

      Pursuant to the Staff's comment, we have attached to this correspondence a schedule of Stock Options and Warrants Issued for Services rendered to non-employees and employees for each period an income statement is presented, including the interim period through the date hereof, commencing on January 1, 2003 and continuing through September 22, 2005, setting forth the (a) date of grant, (b) the number of options/warrants granted, (c) the name of the recipient, and (d) the fair value of the options/warrants and the assumptions and methods used to determine such value.

GENERAL

4. TELL US HOW YOU WILL CONSIDER THE REVISIONS TO YOUR FINANCIAL STATEMENTS IN DISCLOSING INFORMATION RELATING TO YOUR DISCLOSURE CONTROLS AND PROCEDURES AND YOUR INTERNAL CONTROLS, PURSUANT TO ITEM 307 AND 308 OF REGULATION S-K IN YOUR PERIODIC EXCHANGE ACT REPORTS. IN THIS REGARD, WE NOTE YOUR CURRENT DISCLOSURE IN YOUR FORM 10-KSB AND SUBSEQUENT 10-QSB'S THAT YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE.
      TELL US WHETHER YOU CONSIDER YOUR DISCLOSURE CONTROLS AND PROCEDURES EFFECTIVE AS OF THE END OF THE PERIODS COVERED BY THE REPORTS NOTWITHSTANDING THE RECENT RESTATEMENT IN YOUR 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004 AND YOUR 10-QSB'S FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005 AND TELL US WHETHER YOU CONSIDERED EXCHANGE ACT RULE 13A-15(C) AND THE REQUIREMENT THAT YUR CONTROLS AND PROCEDURES ENSURED THAT INFORMATION REQUIRED TO BE DISCLOSED BY YOU IN THE REPORTS THAT ARE FILED OR SUBMITTED UNDER THE EXCHANGE ACT ARE RECORDED, PROCESSED , SUMMARIZED AND REPORTED, WITHIN THE TIME PERIODS SPECIFIED IN THE

Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
October 28, 2005
Page 4

      COMMISSION'S RULE AND FORMS. IF NECESSARY, PLEASE REVISE TO EXPRESSLY IDENTIFY ANY MATERIAL WEAKNESSES IN YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING AND ANY SIGNIFICANT DEFICIENCY THAT, WHEN COMBINED WITH OTHER
      SIGNIFICANT DEFICIENCIES, IS DETERMINED TO BE A MATERIAL WEAKNESS OR CONVERSELY STATE THAT EVEN AS A RESULT OF THE INTERNAL CONTROL CONCERNS THAT CAUSE YOUR RECENT RESTATEMENT, YOU DID NOT HAVE MATERIAL WEAKNESS OR SIGNIFICANT DEFICIENCIES.

      In response to the Staff's comment and as disclosed in the Item 4.02 Form 8-K, our Chief Executive Officer and Chief Financial Officer participated in an evaluation by our management of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of our fiscal quarter that ended on December 31, 2004 as defined in Exchange Act Rule 13(a)-15(e),. Based on their participation in that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2004 to ensure that required information is disclosed on a timely basis in our Form 10-KSB filed and furnished under the Securities Exchange Act of 1934, as amended, and ensured that all material information required to be disclosed in the subject Form 10-KSB was recorded, processed, summarized and reported, within the time period specified by the Commission's rules and forms.

      As of the ends of the periods covered by the Form 10-KSB for the fiscal year ended December 31, 2004, the Form 10-QSB for the quarter ended March 31, 2005 and the Form 10-QSB for the quarter ended June 30, 2005, evaluations (collectively, the "Evaluation") were undertaken by the
      Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the Company's disclosure controls and procedures, and; based upon that Evaluation, Company management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), has concluded that the Company's disclosure controls and procedures were effective as of the ends of the periods covered by the subject Form 10-KSB and Forms 10-QSB.

      Our CEO and our CFO reviewed with our management whether our need to restate our financial results for the fiscal year ended December 31, 2004 affected their conclusions, set forth under the caption Evaluation of Disclosure Controls and Procedures in our Annual Report on Form 10-KSB for the year ended December 31, 2004, that our disclosure controls and procedures were effective as of that date to ensure that required information is disclosed on a timely basis in our reports filed or furnished under the Securities Exchange Act of 1934, as amended.

Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
October 28, 2005
Page 5

      In connection with this review, our CEO and CFO noted that our decision to restate our financial results did not call into question whether the relevant information was recorded, processed, summarized or reported within the time periods specified in the SEC's rules and forms. It also did not involve any issue about whether information required to be disclosed in the Form 10-KSB we filed under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Conversely, the restatements resulted solely from reconsideration of a decision made by management regarding how generally accepted accounting principles required the classification of beneficial conversion rights accruing to certain equity securities and the valuation of equity securities issued for services rendered, two particular items of information, that were properly recorded in our financial records and made available to our management in a timely manner, to be classified and valued on our financial statements. Our CEO and CFO do not find that management's subsequent decisions, that its prior classification and valuation were not in accordance with generally accepted accounting principles, raises any question about whether our disclosure controls and procedures were effective to ensure that required information was disclosed to them as appropriate to allow timely decisions regarding required disclosure. Therefore, based on that review, our CEO and our CFO determined that their prior conclusions, that our disclosure controls and procedures were effective at December 31, 2004, had not changed.

      We are filing a current report on Form 8-K today, Item 4.02, disclosing that we are restating our results for the fiscal year ended December 31, 2004. The restatements add $315,450 to the net loss in 2003 and $52,954 to the net loss in 2004, with both amounts offset by corresponding credits to Paid-in Capital, as a consequence of which there is no material effect on total stockholders' equity. In addition, the reclassifications and revaluations give rise to adjustments in the reported dividends positions and per-share earnings which, again do not materially affect total stockholders' equity.

      The decision to restate our results, comprised principally of reclassifying beneficial conversion rights accruing to certain equity securities and the valuation of equity securities issued for services rendered, does not cause our management to change its conclusion, described in its disclosures in Item 8a. Controls and Procedures contained in our Annual Report on Form 10-K for the year ended December 31, 2004, that our internal control over financial reporting was effective as of December 31, 2004. The terms of accrued beneficial conversion rights and the number of securities issued for the services rendered that are subject to the restatement were visible and disclosed on the face of our financial statements. Although these beneficial conversion rights were misclassified and the securities issued for services were not correctly valued, we had employed this classification of these beneficial conversion rights and valuation of the securities issued for services rendered for a number of years. We previously received unqualified opinions on our consolidated financial statements included in our Annual Reports on Forms 10-KSB.

Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
October 28, 2005
Page 6

      During the financial closing and reporting process relating to the third quarter of our 2005 fiscal year, management reviewed the classification of these beneficial conversion rights and the valuation of the securities issued for services rendered, and held discussions with Rosenberg Rich Baker Berman & Company, our independent accountants ("RRBB") about the presentation. Based on these procedures, we reached the conclusion that the classification of the beneficial conversion rights should be reclassified and the valuation of the securities rendered for services rendered revalued was appropriate. Subsequent to our third quarter review, we have reconsidered the accounting treatment for beneficial conversion rights and valuation of the securities issued for services rendered, and we now believe that the beneficial conversion rights be reclassified and the securities issued for services rendered be revalued. The restatements conform our financial statements to these accounting treatments. Under these circumstances, our management does not believe that the restatements resulted from, or require a finding of, a material weakness in our internal control over financial reporting.

      That conclusion was discussed with, and approved by, the Audit Committee of our Board of Directors.

      Changes in Internal Control Over Financial Reporting

      Our CEO and CFO also participated in an evaluation by our management of any changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2004. That evaluation did not identify any changes that have materially affected, or are likely to materially affect, our internal control over financial reporting.

5. WE NOTE FROM YOUR RESPONSES THAT YOU PLAN OR AMENDING YOUR 2004 10-KSB AND SUBSEQUENT 10-QSB FILINGS. TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO FILING AND ITEM 4.02 8-K IN CONNECTION WITH THE RESTATEMENT OF YOUR FINANCIAL STATEMENTS IN THE AFOREMENTIONED FILINGS.

      Pursuant to the Staff's comment, the Company is filing an Item 4.02 Form 8-K today in connection with the restatement of its financial statements in the aforementioned filings.

6. IN CONNECTION WITH OUR PRIOR COMMENT LETTER DATED SEPTEMBER 8, 2005, WE NOTE THAT YOU DID NOT PROVIDE, AS PREVIOUSLY REQUESTED, A STATEMENT IN WRITING THAT THE COMPANY ACKNOWLEDGED THAT:

Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
October 28, 2005
Page 7

      o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURES IN THE FILING;

      o     STAFF  COMMENTS  OR  CHANGES  TO  DISCLOSURES  IN THE FILING AND THE
            COMPANY'S   RESPONSES  TO  STAFF   COMMENTS  DO  NOT  FORECLOSE  THE
            COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

      o     THE  COMPANY  MAY NOT  ASSERT  STAFF  COMMENTS  AS A DEFENSE  IN ANY
            PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

            In response to the Staff's comment, we are filing with this correspondence via Edgar and providing a paper copy of a letter, signed by the executive officers and directors of the Company, addressed to the Commission, acknowledging their responsibilities for the adequacy and accuracy of the disclosures contained in the Company's current, quarterly and annual reports filed with the Commission.

                                                    Very truly yours,

                                                    /s/ Joseph J. Tomasek
                                                    ----------------------------
                                                    Joseph J. Tomasek, Esq.



cc:  Patrick Gilmore
     Division of Corporation Finance

     Board of Directors
     Magnitude Information Systems, Inc.

Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
October 28, 2005
Page 8


                                        MAGNITUDE INFORMATION SYSTEMS, INC.
    SUPPLEMENTAL  INFORMATION TO RESTATED  REPORTS ON FORM 10-KSB/A FOR THE YEAR
             ENDED DECEMBER 31, 2004 AND THE RESTATED REPORTS ON FORM 10-QSB/A FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005

I.    REVISIONS IN FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

      a) Revisions at December 31, 2004 and for the years ended December 31, 2003 and 2004, made as a consequence of (1) additional compensation expense due to the elimination of a 50% discount in the valuation of securities issued for services during the year 2003, (2) reclassification of issuances for future services from prepaid expenses to deferred compensation and (3) entries to record expense incurred on related additional deferred compensation:

                                                                                                            Stmt. of Operations
                                                                         Balance Sheet Effect (DR/(CR))       Effect (DR/(CR))
                                                                      -----------------------------------   ---------------------
                                   Restated       As                   Prepaid                                SG&A         SG&A
      Transaction                   Value     Reported    Variance     Expenses      APIC      Def'd Comp.  Exp-2003     Exp-2004
      ---------------------------------------------------------------------------------------------------------------------------
      Common share issuances      $ 525,860   $ 262,930   $ 262,930   $ (18,867)   $(262,930)   $  37,735   $ 212,969   $  31,094
      Preferred share issuances      68,800      34,400      34,400           0      (34,400)           0      34,400           0
      Stock option issuances         97,086      48,543      48,543     (13,951)     (48,543)      27,901      12,732      21,860
      Stock warrant issuances       110,698      55,349      55,349           0      (55,349)           0      55,349           0
                                                                      ---------    ---------    ---------   ---------   ---------
                                                                      $ (32,818)   $(401,222)   $  65,636   $ 315,450   $  52,954

      b) Revision at December 31, 2004 and for the year ended December 31, 2003 to record amortization of additional discount on preferred stock related to warrant value allocations and intrinsic value of beneficial conversion features, made as a consequence of the elimination of a 50% discount in the valuation of preferred stock with warrants issued for other than services during the year 2003:

                                                    Balance Sheet Effect  (DR/(CR))   Stmt. of Operations Effect (DR/(CR))
                                                                                            APIC
                                                    Restated       As                    (Discount    Preferred
            Transaction                               Value     Reported     Variance    on Pref'd)   Dividends
            -------------------------------------   ---------   ---------   ---------    ---------    ---------
            Amortization-preferred stock discount   $  34,839   $  16,056   $  18,783    $ (18,783)   $  18,783

      c)    Revisions at December 31, 2004 and for the year then ended to record amortization  of additional  discount on preferred  stock related to
            warrant  value   allocations   and  intrinsic  value  of  beneficial
            conversion features, made as a consequence of (1) the elimination of a 50% discount in the  valuation of  preferred  stock with  warrants issued  for  other  than  services  during  the  year  2003  and (2)
            inclusion of issuance costs in total  proceeds from preferred  stock
            financing  for   calculation   of  intrinsic   value  of  beneficial
            conversion feature on such issuances during 2004:

                                                    Balance Sheet Effect  (DR/(CR))   Stmt. of Operations Effect (DR/(CR))
                                                                                            APIC
                                                    Restated       As                    (Discount    Preferred
            Transaction                               Value     Reported     Variance    on Pref'd)   Dividends
            -------------------------------------   ---------   ---------   ---------    ---------    ---------

            Amortization-2003 discount              $ 874,565   $ 630,896   $ 243,670    $(243,670)   $ 243,670
            Amortization-2004 discount                939,640     886,164      56,476      (56,476)      56,476
                                                                                         ---------    ---------
                                                                                         $(300,146)   $ 300,146

      d) Revision at December 31, 2004, made as a consequence of the elimination of a 50% discount in the valuation of securities issued for services during the year 2001:

                                                                                          Balance Sheet Effect  (DR/(CR))
            Transaction             Restated Value   As Reported       Variance     Additional Paid-In Capital   Retained  Deficit
            Common share  issuances     $33,416        $16,708         $16,708            $(16,708)                  $16,708

      e)    Revision  at  December  31,  2004,  made  as a  consequence  of  the elimination of a 50% discount in the valuation of securities  issued for services  during the year 2002:
                                                                                          Balance Sheet Effect  (DR/(CR))
            Transaction            Restated Value    As Reported   Variance   Additional Paid-In Capital   Retained Deficit
            Common share issuances    $419,644         $259,822    $259,822          $(259,822)                $259,822

Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
October 28, 2005
Page 9

II.   REVISIONS IN FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005

      f) Revision at March 31, 2005 and for the quarter then ended, made as a consequence of (2) the reclassification of stock issued for future services from prepaid expenses to deferred compensation and (3) the elimination of a 50% discount in the valuation of securities issued for services during the year 2003 requiring entries to record expense incurred on related additional deferred compensation:

                                           Balance Sheet Effect (DR/(CR))        Stmt. of Operations Effect (DR/(CR))
                                        Restated       As                    Prepaid     Deferred     Selling
      Transaction                         Value     Reported    Variance      Exp.         Comp.      and G&A Exp
      ----------------------------      ---------   ---------   ---------   ---------    ---------    ---------
      Reclassification and expense      $  21,879   $  10,939   $  10,940   $  10,940    $ (21,879)   $  10,940
      of deferred comp.

      g)    Revisions  at  March  31,  2005,   made  as  a  consequence  of  the
            elimination of a 50% discount in the valuation of securities  issued for services during the year 2003, and the related  carry-forward of changes in the balance sheet at December 31, 2004:

                                              Balance Sheet Effect (DR/(CR))
                                        Prepaid                 Retained    Deferred
      Transaction                       Expenses      APIC       Deficit      Comp.
      -----------------------           ---------   ---------   ---------   ---------
      Carry-forward of changes          $ (32,818)  $(996,681)  $ 963,863   $  65,636


III.  REVISIONS IN FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005

      h) Revision at June 30, 2005 and for the three and six months then ended, made as a consequence of the elimination of a 50% discount in the valuation of securities issued for services during the year 2003 requiring entries to record expense incurred on related additional deferred compensation:

                                        Balance Sheet Effect (DR/(CR))             Stmt. of Operations Effect (DR/(CR))
Transaction               Restated Value  As Reported   Variance   Prepaid Exp. Deferred Comp. SG&A Exp-3 mos. SG&A Exp-6 mos.
----------------------    --------------  -----------   --------   ------------ -------------- --------------- --------------
Reclassification and
expense of deferred comp.  $  43,757       $  21,878   $  21,879   $ (50,188)   $  28,309      $  10,939        $  21,879


      i) Revisions at June 30, 2005, made as a consequence of the elimination of a 50% discount in the valuation of securities issued for services during the year 2003, and the related carry-forward of changes in the balance sheet at December 31, 2004:

                                                         Balance Sheet Effect (DR/(CR))
      Transaction                   Prepaid Expenses               APIC           Retained Deficit    Deferred Comp.
      ------------------------      ----------------         ---------------      ----------------    -------------
      Carry-forward of changes          $ (32,818)              $(996,681)           $ 963,863        $  65,636

Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
October 28, 2005
Page 10


                                          MAGNITUDE INFORMATION SYSTEMS, INC.

                                     Stock Options and Warrants Issued for Services
                                      Years 2003 - 2005 (Status October 12, 2005)


---------------- -------------- --------------- ------------------------- ------------------- -------------------------
    ISSUED         NO. SHS.          TYPE                 NAME                FAIR VALUE              BASIS(1)
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
1/8/03                 100,000  Option          Myles Medgal                          $9,850  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
1/16/03                500,000  Warrant         Ulrich Schuerch                      $27,900  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
1/16/03                500,000  Warrant         Insa Stiftung                        $27,900  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
5/3/03                 200,000  Warrant         Converthedge LLC                     $15,800  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
6/12/03                 50,000  Option          Alan Hedge                            $2,556  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
6/12/03                150,000  Option          Alan Hedge                            $5,386  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
6/30/03                 70,000  Option          Myles Megdal                          $3,480  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
9/15/03                  5,000  Option          Hal W. Hendrick                         $754  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
9/25/03              1,500,000  Option          Ulrich Schuerch                      $73,950  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
9/30/03                 30,000  Option          Myles Megdal                          $1,100  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
12/31/03               290,250  Warrant         Joseph J. Tomasek                    $30,650  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
12/31/03                80,000  Warrant         B.Michael Pisani                      $8,448  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
1/1/04                 833,333  Warrant         Steven D. Rudnik                     $40,167  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
1/6/04                  50,000  Warrant         B.Michael Pisani                      $5,280  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
1/6/04                  25,000  Warrant         B.Michael Pisani                      $2,640  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
1/15/04                 20,000  Warrant         B.Michael Pisani                      $1,948  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
2/15/04                250,000  Option          Robert Reimann                       $30,150  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
5/1/05                 600,000  Option          Robert Desena                        $67,900  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
5/1/05                 600,000  Option          Robert Desena                        $40,860  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------
9/22/05              1,000,000  Warrant         Steven D. Rudnik                     $32,900  Black-Scholes
---------------- -------------- --------------- ------------------------- ------------------- -------------------------

---------
1 The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend, 0%; risk-free interest rate, 5%; expected volatility, 115%; and expected life (in years) of 4.4.